UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Insignia Systems, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

45765Y105
(CUSIP Number)

Jacob Haft Ma-Weaver Cable Car Capital LLC 1449 Washington Street #6 San Francisco, California 94109 (415) 857-1965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765Y105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cable Car Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,077,681
8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
1,077,681
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,077,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

Item 1.	Security and Issuer

The security to which this statement relates is the common stock, $.01 par value (the “Common Stock”), of Insignia Systems, Inc. (the “Issuer”), whose principal executive offices are located at 8799 Brooklyn Boulevard, Minneapolis, Minnesota 55445.

Item 2.	Identity and Background
(a)	This statement is being filed by Cable Car Capital LLC, a California limited liability company (the “Reporting Person”) with respect to Shares beneficially owned and held of record by managed accounts for which the Reporting Person serves as investment adviser with full discretionary authority. Jacob Haft Ma-Weaver, a United States citizen, is the Managing Member of the Reporting Person.
(b)	The principal business address for the Reporting Person is 1449 Washington Street #6, San Francisco, California 94109.
(c)	The Reporting Person is an investment adviser registered with the state securities authority of California. Its principal business is the management of separate investment accounts on behalf of clients. Mr. Ma-Weaver has sole discretionary authority over the accounts managed by the Reporting Person.
(d)	During the last five years, neither the Reporting Person nor Mr. Ma-Weaver has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, neither the Reporting Person nor Mr. Ma-Weaver has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Considerations

The Shares to which this amended Schedule 13D relates were acquired for an aggregate purchase price of approximately $1,924,157 inclusive of brokerage commissions. Funds for the purchase were obtained from the available capital of separate accounts managed by the Reporting Person. Although the accounts have the ability to obtain margin loans in the ordinary course of business, no part of the purchase price was obtained on margin or through any other borrowings.

Item 4.	Purpose of Transaction

The purpose of this amendment is to disclose the acquisition of securities in an amount equal to one percent or more of the class since the filing of the previous amendment on September 7, 2018. The Reporting Person is in the process of transitioning managed accounts to a partnership and was inadvertently delayed in filing this amendment following portfolio activity in December. Transactions were effected during the past sixty days for portfolio management and rebalancing reasons. There is no change in the Reporting Person's previously disclosed intentions to report.

Item 5.	Interest in Securities of the Issuer
(a)	The aggregate percentage of Common Stock reported owned by the Reporting Person is based on 11,839,774 shares outstanding, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q with the Securities and Exchange Commission on November 14, 2018.
(b)	Cable Car Capital LLC has sole voting and dispositive power over the shares reported herein.
(c)	The table below sets forth transactions during the past sixty days in accounts currently managed by the Reporting Person. The price per share is a weighted average price, inclusive of brokerage commissions, across multiple transactions on the open market.

Date	Type	Shares of Common Stock	Price Per Share ($)
December 6, 2018	Purchase	16,939	$1.6589
December 7, 2018	Purchase	100	$1.6616
December 10, 2018	Purchase	1,963	$1.6260
December 12, 2018	Purchase	3,598	$1.6454
December 14, 2018	Purchase	2,500	$1.6260
December 19, 2018	Purchase	3,633	$1.6524
December 20, 2018	Purchase	15,000	$1.5944
December 21, 2018	Purchase	2,500	$1.5760
December 24, 2018	Purchase	1,000	$1.5016
December 26, 2018	Purchase	2,600	$1.4860
December 27, 2018	Purchase	3,541	$1.4860
December 28, 2018	Purchase	10,000	$1.4867
December 31, 2018	Purchase	35,873	$1.4972
January 9, 2019	Purchase	25,183	$1.5560
January 9, 2019	Sale	25,678	$1.5439
January 11, 2019	Purchase	746	$1.5334
January 15, 2019	Purchase	7,959	$1.5154
January 24, 2019	Purchase	18,656	$1.1057
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2019
Dated
/s/ Jacob Ma-Weaver
Signature
Jacob Ma-Weaver/Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).